EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM

TSX-V: ASM
FSE: GV6

April 11, 2016

AVINO ANNOUNCES Q1 2016 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, "Avino" or "the Company") is pleased to report its first quarter 2016 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for First Quarter 2016 (Compared to First Quarter 2015)

  Silver equivalent production increased by 10% to 715,933 oz*
  Silver production increased by 11% to 403,447 oz
  Gold production decreased by 14% to 1,497 oz
  Copper production increased by 55% to 1,350,912 Lbs

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

With a steady first quarter behind us, 2016 is shaping up to be a solid year for Avino. Our operations team delivered another quarter of consistent production and development at the San Gonzalo and Avino Mines respectively, putting us in a strong position to achieve our goals for the year. In 2016 our objectives are to continue to focus on efficient operations including improving recovery rates, meeting production targets, controlling costs and transitioning the Avino Mine from the development phase to underground mining. Underground Mining commenced on April 1 on upper level 11.5 using the long-hole sub-level caving method, which is a cost effective method of extraction.

David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

1

Consolidated First Quarter 2016 Production Highlights

Comparative production results from the first quarter 2016 and the first quarter 2015 are presented below:

	Q1 2016	Q1 2015	% Change
Total Silver Produced (oz) calculated	403,447	363,210	11%
Total Gold Produced (oz) calculated	1,497	1,750	-14%
Total Copper Produced (Lbs) calculated	1,350,912	872,884	55%
Total Silver Eq. Produced (oz) calculated*	715,933	652,619	10%

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Mine First Quarter 2016 Production Highlights

Comparative figures for the first quarter 2016 and the first quarter 2015 for the Avino Mine are as follows; production figures for the first quarter 2016 include production from Mill Circuit 2 and Mill Circuit 3:

	Q1 2016	Q1 2015	Quarterly Change %	Notes
Tonnes Mined	99,199	36,318	173%	1
Underground Advancement (m)	1,143	980	17%	1
Mill Availability (%)	97	96	1%	2
Total Mill Feed (dry tonnes)	119,515	76,547	56%	2
Feed Grade Silver (g/t)	68	64	6%	4
Feed Grade Gold (g/t)	0.27	0.36	-26%	5
Feed Grade Copper (%)	0.58	0.58	0%	3
Recovery Silver (%)	87%	89%	-3%	4
Recovery Gold (%)	67%	82%	-18%	5
Recovery Copper (%)	89%	89%	0%	3
Copper Concentrate (dry tonnes)	2,712	1,775	53%	3
Copper Concentrate Grade Silver (kg/t)	2.60	2.46	5%	4
Copper Concentrate Grade Gold (g/t)	7.87	12.61	-38%	5
Copper Concentrate Grade Copper (%)	22.6	22.3	1%	3
Total Silver Produced (kg)	7,038	4,371	61%	4
Total Gold Produced (g)	21,353	22,391	-5%	5
Total Copper Produced (Kg)	612,764	395,934	55%	3
Total Silver Produced (oz) calculated	226,264	140,518	61%	4
Total Gold Produced (oz) calculated	687	720	-5%	5
Total Copper Produced (Lbs) calculated	1,350,912	872,884	55%	3
Total Silver Equivalent Produced (oz) calculated*	474,206	319,216	48%	6

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2

First Quarter 2016 Highlights

1.

Tonnes mined and metres advanced increased by 173% and 17% respectively as there were more working faces available in the first quarter of 2016 compared to 2015; also there was an additional jumbo available in 2016.

2.

Tonnes processed for the quarter increased by 56% over the first quarter of 2015. The additional tonnage was mainly from the use of Mill Circuit 2 to process Avino material in addition to Mill Circuit 3. Also, the slightly higher mill availability resulted in an increased throughput.

3.

Concentrate tons and copper produced increased by 53% and 55% respectively due to the higher tonnage processed, as there was no change to the feed grade and recovery for copper, and only a slight change to the concentrate grade.

4.	Silver production increased by 61% on account of the higher feed grade and higher tonnage processed despite lower recoveries.

5.	Gold production decreased by 5%, mainly due to lower feed grade and recovery. Mining in the first quarter occurred in an area where the gold grades are typically low.

6.	All the above resulted in 48% more silver equivalent ounces produced compared to the first quarter of 2015.

San Gonzalo Mine First Quarter 2016 Production Highlights

Comparative figures for the first quarter 2016 and the first quarter 2015 for the San Gonzalo mine are as follows:

	Q1 2016	Q1 2015	Quarterly Change %	Notes
Tonnes Mined	24,402	26,712	-9%	1
Underground Advancement (m)	1,183	1,181	0%	1
Mill Availability (%)	95	95	0%	1
Total Mill Feed (dry tonnes)	20,601	18,809	10%	2
Feed Grade Silver (g/t)	318	308	3%	5
Feed Grade Gold (g/t)	1.49	1.54	-4%	4
Recovery Silver (%)	84	84	0%	5
Recovery Gold (%)	82	75	7%	4
Bulk Concentrate (dry tonnes)	800	607	32%	3
Bulk Concentrate Grade Silver (kg/t)	6.85	8.02	-15%	3
Bulk Concentrate Grade Gold (g/t)	27	35.9	-25%	3
Total Silver Produced (kg)	5,511	4,871	13%	5
Total Gold Produced (g)	25,193	21,789	16%	4
Total Silver Produced (oz) calculated	177,183	156,606	13%	5
Total Gold Produced (oz) calculated	810	701	16%	4
Total Silver Equivalent Produced (oz) calculated*	241,727	212,346	14%	6

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $14.84 oz Ag, $1,180 oz Au and $2.12 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

3

First Quarter 2016 Highlights

1.	First Quarter tonnage mined was within budget even though it was 9% lower than the same quarter last year. There was no change in underground metres advanced and mill availability.

2	Tonnage processed also was within budget but increased by 10% due to the ball mill being relined during the corresponding quarter last year.

3.	Bulk concentrate tonnage produced increased by 32%. The increase in tonnage was due to the lower silver and gold grades in the concentrate which were 15% and 25% lower, respectively.

4.	Gold production increased by 16% due to the 7% improvement in recovery as a result of the use of a gravity concentrator.

5.	Silver production increased by 13% due to higher tonnage processed and higher feed grade; there was no change in the silver recovery.

6.	All the above resulted in a 14% increase in silver equivalent ounces produced during the quarter.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property's on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, LSI, Alex Stewart and SGS.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Chris Sampson, P.Eng, Avino consultant and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

"David Wolfin"

__________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

4

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

5